Compound Projects, LLC

20 Clinton Street

New York, NY 10002

January 10, 2020

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Stacie Gorman

Re: Compound Projects, LLC

Form 1-A

Filed December 19, 2019

File No. 024-11133

Ms. Gorman,

We hereby submit the responses of Compound Projects, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to us, dated January 6, 2020, providing the Staff’s comments with respect to the amended Form 1-A publicly filed with the Commission on December 19, 2019 (the “Form 1-A”). Concurrently with the filing of this response letter, we have publicly filed an amended Form 1-A (the “Form 1-A/A”), and the publicly filed Form 1-A/A incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 1-A filed December 19, 2019

Management Compensation, page 37

1. We note your response to comment 9 of our letter. In response to our comment, we note that you removed disclosure regarding the asset management fee. However, on page 14, you indicate that the manager will receive compensation and certain fees. Please advise or revise your disclosure as appropriate.

Response: We have removed the risk factor disclosure on page 14 related to management receiving compensation and certain fees, which disclosure is not current, to be consistent with management compensation outlined throughout the offering circular.

Interests of Management and Others in Certain Transactions, page 39

2. We note that you removed disclosure regarding what will occur if you are not able to raise sufficient proceeds in this offering to repay your manager for the property. Further, we note that you intend to reimburse your manager for the deposit advanced from proceeds. Please clarify, if true, that this is in addition to the 2% you will reimburse your manager from offering proceeds. Additionally, please clarify what will occur if you do not raise sufficient funds to cover the total cost of the property.

Response: We have revised the relevant disclosure throughout the offering circular contained in the Form 1-A/A to reflect that the acquisition of the Series #Reach Property by Series #Reach will be completed on January 20th, which date we also expect to occur prior to the commencement of our offering. Series

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

#Reach will acquire the Series #Reach Property through a cash payment to the seller having borrowed the purchase price funds (the “Acquisition Loan”) from Compound Asset Management, LLC, the manager of Series #Reach (the “Manager”), in exchange for a convertible promissory note to be issued by Series #Reach to the Manager. The $44,500 forwarded by the Manager to the seller of the Series #Reach Property as deposits will be considered part of the Acquisition Loan and will be reflected in the principal amount of the Promissory note. We have also revised the disclosure on page 39, as requested in the Staff’s comment, to clarify that the repayment of the Acquisition Loan is separate from any reimbursements the Manager will receive for offering expenses or acquisition expenses and that if sufficient funds are not raised in the offering to repay the promissory note in full by its maturity date, any outstanding balance will be converted into Series #Reach membership interests.

Fees and Expenses Brokerage Fees, page 65

3. We note that you intend to pay North Capital a due diligence fee in connection with this offering. Please advise whether this will be paid by management or out of proceeds from this offering. If it is to be paid by management, please clarify whether management may be reimbursed for this fee. If the fee is to be paid out of proceeds from this offering, please revise the table on the cover page to add a footnote disclosing this payment. Additionally, please add risk factor disclosure addressing the fact that investors in this offering will be paying a significantly higher due diligence fee than investors in other series and explain the impact that this has on the value of the interests purchased in this series.

Response: We have revised our disclosure on page 65 and in other relevant locations in the offering circular to clarify that the Manager will be responsible for the $10,000 due diligence fee that was paid to North Capital Private Securities and that this expense will not be reimbursed to the Manager or count towards any offering expenses that would otherwise be reimbursed to the Manager by Series #Reach.

Exhibit Index, page 71

4. We note your response to comment 10 of our letter. Please revise section 15.8(e) of exhibit 2.2 to address Section 27 of the Exchange Act consistent with your response and disclosure on page 45.

Response: We have included with this filing Exhibit 2.2 with the revisions requested by the Staff.

5. We note your response to comment 11 of our letter and your disclosure on page 45 stating that you do not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision. Please revise Section 15(d) of Exhibit 2.2 to clearly state that it does not apply to claims under the federal securities laws.

Response: We have included with this filing Exhibit 2.2 with the revisions requested by the Staff,

Signatures, page 72

6. Please revise your signature page to conform to the requirements of Instruction 1 to the Signature section of Form 1-A. Please clarify the roles of executives who also serve in the capacity of directors.

Response: We have revised the signature page to conform with the requirements of Form 1-A.

Consolidated Financial Statements and Independent Auditor's Report Subsequent Events, page F-5

7. We have considered your response to our prior comment 14. Please clarify for us whether the property has been operated as a rental property at any time during the period from its development in 2016 through the date of your response. In addition, please revise your filing to include audited financial statements of the Series #Reach in addition to those of the consolidated Compound Projects, LLC.

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

Response: To the best of our knowledge, the Series #Reach Property was vacant when Compound entered into the purchase and sale agreement for the property in October, 2019 and has remained so and is expected to remain so until sometime after Series #Reach closes on the property and leases the property to a new tenant. We have based our previous response that the Series #Reach Property constitutes an “asset” rather than a “business” on evaluating the current and recent non-operating status of the Series #Reach Property which would eliminate any potential for the continuity of operations based on our proposed operations. Section 2010.2 of the Commission’s Financial Reporting Manual states that the evaluation of whether an acquisition constitutes a “business” or an “asset” should be based on whether a disclosure of prior financial information is material to an understanding of future operations. We do not believe any historical operations (other than the most recent period) would be material in evaluating future operations. In addition, the evaluation of a residential condominium such as the Series #Reach Property does not typically use operating metrics as a basis for evaluation. We point to Exhibit 15.1b to our Form 1-A, the appraisal of the Series #Reach Property, that has no mention of historical or future operations from a revenue perspective. Unlike commercial real estate that typically trades on a multiple of historical or future revenues or net income, residential condominiums are true “assets” in that they are valued based on non-operational metric such as comparable sales or price per square foot.  Despite this, and in light of the Staff’s comment, we have added additional disclosure to the Property Operations and Hold Period section of page [32] to provide investors with a better understanding of expected future operations.

The Company respectfully advises the Staff that it considered the provisions of Topic 805 to determine whether an acquisition of the Series #Reach Property should be treated as business combination or an asset acquisition in accordance with GAAP. If the acquisition of the Series #Reach Property does not meet the definition of a “business” under Topic 805, the Company will account for the transaction as an asset acquisition rather than a business combination. On the other hand, if the acquisition of the Series #Reach Property meets the definition of a business under Topic 805, the Company will apply the acquisition method of accounting for a business combination as provided for in Topic 805.

Topic 805 defines the term “business” as “[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” Topic 805 also sets forth additional guidance on what constitutes a business and provides that a business is comprised of three elements: input; process; and output. Topic 805 defines the first element, input, as “[a]ny economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.” Topic 805 defines the second element, process, as “[a]ny system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.” Topic 805 provides examples of what constitutes a process, which include “strategic management processes, operational processes, and resource management processes.” With respect to the third element, output, Topic 805 provides that outputs are created by the combination of the first two elements (i.e. inputs and processes applied to those inputs), but are not required for an integrated set to qualify as a business.

As a result of our acquiring the Series #Reach Property vacant, the difference in the business models of the Company relative to the prior owner, the potential differences in terms of the Company’s future leases relative to the terms of historical leases, if any, under the prior owner and the degree of competition among tenants in the local rental marketplace, we did not acquire any intangible assets related to a tenant’s relationships with the prior owner.

Furthermore, our acquisition of the Series #Reach Property will not result in our assuming or acquiring any standards, protocols, strategic management processes, operational processes, resource management processes or employees of the prior owner of the Series #Reach Property.  Accordingly, because we are not acquiring “processes” within the meaning of Topic 805, the criteria to qualify as a business under Topic 805 are not satisfied and our acquisition of the Series #Reach Property is appropriately accounted for as an asset acquisition.

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

With respect to the Staff’s request that we revise our filing to include audited financial statements of Series #Reach in addition to the Company’s audited financial statements, we note that Series #Reach was formed on October 16, 2019, while the audited balance sheet that we have included in the Form 1-A for the consolidated Company is dated September 23, 2019, the date of inception of the Company and prior to the designation of Series #Reach. To include an audited balance sheet for Series #Reach in the Form 1-A/A would require that our independent accounting firm re-audit the Company’s financial statements as well as audit Series #Reach. This re-audit would be time consuming as well as a financial burden on the Company and we believe that the presentation of an audited balance sheet of Series #Reach at this time would not provide any additional material information to prospective investors. We also note that disclosure of the designation of Series #Reach is reported as a subsequent event in the notes to the Company’s audited balance sheet. We believe that the presentation of our financial statements and related disclosures in our Form 1-A offering circular is consistent with other Delaware series limited liability company Form 1-A filings that have been recently qualified by the Commission. The Company undertakes to file all post-qualification financial statements for the Company and each series of the Company in its periodic reports as required under Regulation A.

8. We note your response to our prior comment 15. It appears from disclosure throughout your filing that acquisition of the Series # Reach Property is probable. As such, we are unclear how you determined pro forma financial statements reflecting the acquisition of the property would not be necessary. Please revise your filing to include pro forma financial statements or explain to us in greater detail why you believe they are not required.

Response: We do not believe that pro forma financial statements are required because, as we indicated in our response to Comment 14 of the Staff’s previous letter dated December 16, 2019 and in our response to Comment 7 above, we believe that the acquisition of the Series #Reach Property constitutes the acquisition of an “asset” rather than “a “business.” Even though the acquisition of the Series #Reach Property is probable, because it is not a business, we will not be providing financial statements under paragraph (b)(7)(iii) of Part F/S of Form 1-A and, therefore, we will not be required to file pro forma information required by paragraph (b)(7)(iv) of Part F/S of Form 1-A.

9. We note that you filed the draft offering statements as exhibits; however, it does not appear that you have filed the non-public correspondence. Please file all non-public correspondence submitted by or on behalf of you pursuant to Item 15(a) of Part III of Form 1-A. Submission of an amendment with such correspondence filed as an exhibit will begin the running of the 21-day pre-qualification period. Please refer to Rule 252(d) of Regulation A and Securities Act Rules Compliance and Disclosure Interpretation 182.01 for guidance.

Response: We have filed as exhibits with this Form 1-A/A all previous non-public correspondence from the Company to the Commission.

10. We note your revised disclosure and response to comment 2. It appears you have commenced operations and have deposited approximately $40,000 in connection with the #Reach Property acquisition. Please revise to clarify the status of your operations and assets and liabilities.

Response: We note that Compound, in its own name, made $44,500 in deposits to the seller of the Series #Reach Property. We have revised the disclosure throughout the offering circular to reflect that the acquisition of the Series #Reach Property by Series #Reach will occur on January 20, 2019, prior to the commencement of our offering, and that the Company and the Series #Reach will have commenced operations as of the closing of the Series #Reach Property.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jesse Stein, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

Sincerely,

Compound Projects, LLC
By: Compound Asset Management, LLC, its managing member

By:	/s/ Janine Yorio
Janine Yorio
Chief Executive Officer